Filed by The St. Paul Companies, Inc.
Pursuant to Rule 425 Under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company: Travelers Property Casualty Corp.
Commission File No.: 333-111072

     This filing contains certain forward-looking information about Travelers Property Casualty Corp. (“Travelers”), The St. Paul Companies, Inc. (“The St. Paul”) and the combined company after completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect”, “feel”, “believe”, “will”, “may”, “anticipate”, “plan”, “estimate”, “intend”, “should” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, including the risks described in the joint proxy statement/prospectus of The St. Paul and Travelers under “Risk Factors”, many of which are difficult to predict and generally beyond the control of Travelers and The St. Paul, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

     Some other risks and uncertainties include, but are not limited to: those discussed and identified in public filings with the Securities and Exchange Commission (the “SEC”) made by Travelers and The St. Paul; the inability to obtain price increases due to competition or otherwise; weakening U.S. and global economic conditions; losses in investment portfolios and losses due to foreign currency exchange rate fluctuations, which could be adversely impacted by adverse developments in U.S. and global financial markets, interest rates and rates of inflation; insufficiency of, or changes in, loss reserves; the occurrence of catastrophic events, both natural and man-made, including terrorist acts, with a severity or frequency exceeding our expectations; exposure to, and adverse developments involving, asbestos claims and related litigation, environmental claims and related litigation, medical malpractice claims, surety claims and assumed reinsurance; the impact of claims related to exposure to potentially harmful products or substances, including, but not limited to, lead paint, silica and other potentially harmful substances; adverse changes in loss cost trends, including inflationary pressures in medical costs and auto and home repair costs; developments relating to coverage and liability for mold claims; the effects of corporate bankruptcies on surety bond claims; adverse developments in the cost, availability and/or ability to collect reinsurance; the ability of our subsidiaries to pay dividends to us; adverse outcomes in legal proceedings; judicial expansion of policy coverage and the impact of new theories of liability; the impact of legislative actions, including federal and state legislation related to asbestos liability reform; larger than expected assessments for guaranty funds and mandatory pooling arrangements; a downgrade in claims-paying and financial strength ratings; the loss of or significant restriction on the ability to use credit scoring in the pricing and underwriting of insurance policies; amendments and changes to the risk-based capital requirements; the ability to achieve the cost savings and synergies contemplated by the proposed merger; the effect of regulatory conditions, if any, imposed by regulatory agencies on the proposed merger; the reaction of Travelers and The St. Paul’s customers, agents, brokers and policyholders to the transaction; the ability to promptly and effectively integrate the businesses of Travelers and The St. Paul; and diversion of management time on merger-related issues.

     Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof. Neither Travelers nor The St. Paul undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in Travelers’ and The St. Paul’s various SEC reports, including but not limited to Annual Reports on Form 10-K for the year ended December 31, 2002 and Quarterly Reports on Form 10-Q for the reporting periods of 2003.

     This filing may be deemed to be solicitation material in respect of the proposed merger of Travelers and The St. Paul. On February 13, 2004, The St. Paul filed with the SEC a definitive registration statement on Form S-4, including the definitive joint proxy statement/prospectus constituting a part thereof. SHAREHOLDERS OF TRAVELERS AND SHAREHOLDERS OF THE ST. PAUL ARE ENCOURAGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT IS PART OF THE DEFINITIVE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus has been mailed to shareholders of Travelers and shareholders of The St. Paul. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Travelers Property Casualty Corp., One Tower Square, Hartford, Connecticut 06183, Attention: Investor Relations, or from The St. Paul Companies, Inc., 385 Washington Street, Saint Paul, Minnesota 55102, Attention: Investor Relations.

     Travelers, The St. Paul and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Travelers’ directors and executive officers is available in Travelers’ proxy statement for its 2003 annual meeting of shareholders, which was filed with the SEC on March 17, 2003, and information regarding The St. Paul’s directors and executive officers is available in The St. Paul’s proxy statement for its 2003 annual meeting of shareholders, which was filed on March 28, 2003, as supplemented by the Additional Materials filed pursuant to Schedule 14A of the Securities Exchange Act of 1934, as amended, on April 7, 2003. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC as they become available.

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     The following is a transcript of The St. Paul Companies, Inc. and Travelers Property Casualty Corp.’s presentation at Merrill Lynch’s Insurance Investor Conference:

[Read by Jay Cohen as part of the introduction]

The companies have asked me to read the following statement on their behalf:

Their presentation today will include certain forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. The companies caution investors that any forward-looking statements involve risks and uncertainties and are not guarantees of future performance. Actual results may differ materially from their current expectations due to a variety of factors. These factors are described in the presentation slides, in the companies S-4 and in their other filings made with the Securities and Exchange Commission.

Also, in their remarks or responses to questions, they may mention certain financial measures that they believe are useful to investors. These may include “operating income,” “operating return on equity,” “underwriting gain or loss,” and “underwriting gain, before catastrophes and prior year reserve development.” These are non-GAAP financial measures as defined by SEC rules. Reconciliations of these measures to the most directly comparable GAAP measures are included in each company’s 2003 fourth quarter financial supplement and other materials that are available in the Investor section on their websites, Travelers.com and Stpaul.com.

Jay S. Fishman, Chairman and CEO – The St. Paul Companies, Inc.

What Bob and I thought we would do this morning is spend each just 5–10 minutes tops talking about our individual companies and their results for 2003 and give you a little bit of a forward look into 2004 and the factors on which we base our optimism and the factors that brought us together for the transaction. And then, after Bob finishes on the Travelers piece, I’m going to come back up and go through where we are with some specificity on the transaction, timetable deadlines and the rest, and give you all an update as to where we are. We will be cognizant to one other warning. We will be cognizant of antitrust issues with respect to questions that might be asked of us, so if we are somewhat awkward in some of those answers you will understand, of course, that we will do the best we can.

First just in terms of – this is our forward looking statement warning and the rest – we’ll go through those. Terrific. First, just in terms of absolute results for 2003 and looking at how that compares to 2002, this is a reconciliation of net income to operating income and then certain adjustments to get to an adjusted operating income which is the basis of how we think of our business going forward. Actual operating earnings for the year of $620 million, up from $290 million in 2002, generating an 11.6% return operating return on equity. There were a number of factors that impacted both 2002 and 2003. For those who remember in 2002 we settled our own Western MacArthur litigation that resulted in a net charge to earnings of $307 million for the purposes of comparing adjusted numbers to adjusted, we have added back the $307 into the 2002 column. And 2003 was meaningfully impacted by a $350 million pretax or $228 million after–tax charge to strengthen our medical malpractice or as we call them healthcare reserves that we took the fourth quarter of 2003. Adding back that $228 on an after-tax basis brings the adjusted operating earnings up to $848 million on a comparative basis, up from $597 the preceding year. That’s a 42% increase and that level of operating earnings would have met our own hurdle internally last year of a 15% return on equity. In fact we would have earned 15.6%.

We actually believe that this is very much a culmination of a strategic plan that we put in place back at the end of 2001 driven by three factors. First and foremost was to exit the businesses that we believed were not able to provide appropriate profit or appropriate returns for The St. Paul. So, of course you all know we exited medical malpractice, we exited reinsurance, most of our international lines. There have been some bumps in the road from a prior period reserve adjustment issue on several of those lines and we think now, or hope now, that we have gotten that taken care of. Our second step was to make a meaningful development in our general commercial franchise. St. Paul is known for its specialty businesses and a very robust franchise in those areas. We made a commitment to build our general commercial franchise as well and I will show you from a growth standpoint what that’s meant over the least three years. And then lastly, a meaningful effort to reduce expenses – and we have been successful in reducing our controllable expenses significantly.

So as we look to 2004 starting off with that $848 million, as we look forward, in addition to that $848, there were two other items that are worth noting as you think about next years earnings; there was approximately $280 million pretax of other runoff prior period adjustments, such things as Lloyds and some of our international businesses also needed reserve strengthening that was $280 million pretax, and then in addition, because we had premium runoff in the lines of business from which we were exiting, we actually recorded $135 million pretax of a current year losses in our runoff lines. We have provided guidance that we expect those losses to be no more than $10 million per quarter looking into 2004. So, if you make some adjustments to that $848 you can get a sense for the enthusiasm, sense of financial strength we believe exists in the business and the good feeling that exists in our organization to finally having some of these issues behind us and the core profitability of the business emerging in a very strong way.

We do sometimes forget to comment that we own nearly 80% of Nuveen Investments, trading publicly on the New York Stock Exchange as JNC. It is a remarkable franchise, one that we are pleased to have part of our organization. Eight consecutive years of record earnings. Eight consecutive years of growth and assets under management now approaching $100 billion and some interesting dynamics that are often not understood in the marketplace. First the breakdown of that $100 billion. There is $47 billion in exchange traded funds, and of course those of you who know the business know that money sticks around for quite some time. There is $26 billion of retail managed accounts. There is $10 billion of institutional managed accounts and $12.3 billion of mutual funds and actually most people think that it is substantially a municipal bond, a municipal tax free investment firm. In fact, they have diversified their portfolio significantly and are now, I believe, approaching 50% of their assets under management are now equity based through a series of acquisitions over the last several years. Very terrific strong franchise, well run with integrity. Lots of due diligence. Lots of review of their operations in the last few months as a result of some of the issues that have cropped up in the asset management business, and we are pleased to report that we continue to be pleased with the integrity with which Nuveen runs their business. So a real good business and a good franchise.

Going back to our property casualty business for a moment – this begins to give you a sense of the core strength of operations. First, the chart on the left shows you the growth and the net written premium of the businesses in which we continue. And this is growth that exceeds industry averages and I think is one of the things the folks at the Travelers find attractive in our business. A 24% growth in premium year on year 2003 versus 2002. A 23% 2002 versus 2001. One of the key strategies that we announced at the end of 2001 was that we were going to develop a small commercial franchise. That is, commercial product offered specifically for small businesses. We really have had an organization that had next to none of that premium but we knew the factors that were required for success in that industry. We indicated that we thought we could build a business that would approach a billion dollars over the next several years. I am not quite sure what several meant at that time but here we are at the end of 2003 and on a run rate basis we are just about there. We actually finished the year with about $750 million of small commercial premium. It is very good business. It is very well priced. It is good classes of business. It has been a success and it has also allowed us to reinvigorate our middle market platform and it is really the growth and the small commercial and middle market business that has lead to the superior growth rates. And at the same time, as a result of disciplined underwriting and attention to pricing – a real discipline of pricing in the marketplace as well as a reduction of controllable expenses – we have been able to reduce our statutory combined ratio at 2001. And again, this is on the businesses on which we continue – that was 108 back in 2001, for 2003 down at 91.7. Based upon the fact that we see price trends in 2004 continuing to exceed loss trends, we would anticipate a decline in that statutory combined ratio looking into 2004.

And then lastly just a word or two on the balance sheet. We indicated at the beginning of the year, beginning of 2003, that we thought we could maintain invested assets flat or up, notwithstanding the fact that the runoff businesses, the ones that we were exiting from, had relatively substantial cash drains associated with it – exacerbated by the Western MacArthur settlement which was a $750 million payment in the early part of 2003. In fact, underwriting cash flow turned positive by the third quarter of 2003, including investment income. Obviously cash flow was positive throughout the entire year and so invested assets actually grew from $20.3 billion up to $21.9 billion in that period of time. And we are very pleased with the cash flow dynamics. They have turned strongly positive and we would expect growth in invested assets looking into 2004. The portfolio quality is quite good. Our fixed income portfolio is an average AA+ and in fact we spent the last two years trending away from below the line, more volatile investments. For example, when we first got there, there was actually a billion dollars of public equities that was kept in the portfolio. Basically at this point we are down to zero. And as we have taken those assets and driven them above the line, we produce obviously greater levels of current period investment income that is more valued in the marketplace. We will continue to drive in that direction. We think there is more than enough operational leverage in the business without introducing significant investment leverage as well.

On our equity, on the right side of the slide, you can see that ex FAS 115 we are now at 5.6; including FAS 115 we are now at 6.2. And I would just note at the bottom that while the debt number looks as though it has gone up significantly by a billion dollars from $2.7 billion up to $3.7 billion, that is driven almost exclusively by the impact of FIN 46. $928 million of securities that were previously classified between total liabilities and equity, these are mandatorily convertible securities, which were shown as liabilities before, now are classified as debt. You can see that the conventional debt which excludes the mandatory converts, in fact basically flat year to year, and at this point our conventional debt to total capital under 24% driving to a target of 20%, on our own books that is. And of course we will have our own dynamics as a combined company and we will speak to that a bit later. With that let me turn it over to Bob who is going to spend a few minutes covering Travelers and then we will come up and talk about the combination.

Robert I. Lipp, Chairman and CEO – Travelers Property Casualty Corp.

Thanks Jay. What I will do is briefly review, primarily, the end results for Travelers last year. Really these are the key issues for 2003. We basically had consistent operating earnings. We had a very good year. A fourth quarter of $463 million after taxes and a year of $1.675 billion – and that actually were both records for the company. The kind of returns those produced, returns of 17.4% in the fourth quarter return on equity and 16.6% for the year. Actually the last three quarters for the year were over 17% return on equity. We focused on profitable growth. That’s hopefully what we are supposed to be doing. Our net premiums were up 11% and hopefully – and as you can see we will show you – peel back some of these numbers in a minute in a couple of slides to give you a sense of what really accident year profitability was. Margins very positive. Giving these kind of good returns and again as Jay indicated we feel also in the Travelers that we are still getting price increases as you can see in excess of loss trends so that the outlook for 2004 is also positive.

And finally, as we discussed, really it’s been a couple of years since we actually took the company public that we expected the industry to consolidate. I think you have seen some of that consolidation and I guess we are probably the best example. We are trying to make it come true I might add. But obviously during the year the major activity in industry consolidation as we have seen in other financial service industries is our transaction with The St. Paul Companies and also during the year we did a couple of renewal rights transactions with Royal and Sun Alliance and Atlantic Mutual.

This just gives you some of the big numbers for the year. As you can see just in total, over $13 billion in net written premium for Travelers. The number I mentioned before, $1.675 billion in operating income. A similar number, after a small gain on security gains and losses almost $1.7 billion in terms of net income. And again for the year, 16.6% return on equity. Peeling that back really is the way we – you have all gotten used to the last several quarters – the way we like to look at the individual dynamics of our income statement to give you, and this is really the way we look at it internally. I’ll emphasize $866 million for 2003 versus $317 million the prior year, I’ll show you that in the next slide. That basically is our underwriting gain before catastrophes and prior years development, and the reason I am doing that is just to sort of segregate that from also from net interest income to show you the basic dynamics. This gives you an idea of the margins, the profitability, the growth in the basic underlying profitability of what we do in the P&C business on a current year basis. As you see catastrophes actually were large in 2003, $229 million, these are all after tax numbers, versus actually a very light year in 2002. Prior year development, of course, in 2002 we had was significant in the fourth quarter, the significant increase in our asbestos reserve. And this year we did have some prior year unfavorable development as you can see over $300 million worth. A fair amount of that was actually in our Gulf subsidiary, in an area of residual value which were policies written back in the late 90’s into 2000. It is discontinued, or an operation that we clearly do not want to do any more of, and discontinued a couple of years ago. NII is about the same year to year and time will tell as far as what happens with interest rates and so forth. In terms of the future, I will give you a better sense of that on one of our last slides.

Again focusing on that top line of $866, as you can see just here – we already mentioned this – we are talking about over a $500 million after tax improvement in that basic core underlying underwriting gain, the kind of business that we are writing, the margins that we are writing this year and continue to hope to write even at a better situation in 2004. Just converting that all to the combined ratios that you will see, the GAAP combined ratios as reported on the left – again the numbers of course are quite high because last year because of the asbestos reserve – you can see 96.9 with some prior year reserve development and also pretty heavy CAT year. If you exclude – again this a benchmark this is not really a combined ratio but is essentially a proxy for combined ratios – on a current year basis, you can see that that top line, the number before catastrophes in prior year, you see it going substantially improved by approximately 6 points year to year. Again a reflection of the margins and quality of the business that is being written at Travelers.

And finally, in terms of the balance sheet, just to give you a feel for that, as you saw NII was actually about the same year to year. And this gives you the quarterly, on the average invested assets very positive in the sense you can see a significant build again coming from cash flow in the operation coming through an increase really from the last year ago the fourth quarter $33 billion to $36 billion in the fourth quarter of 2003, so that is being offset. We have lower duration essentially, I think, representing our views as to what potentially could happen. There is reward in terms of interest rates in the future and basically common equity over on the right. Again, down in the fourth quarter of 2002 as you can see because of the asbestos reserve increase and within a year – actually within a couple of quarters actually – back to the pre-asbestos reserve levels. So we feel very good about our retained earnings. As you know we pay a relatively small dividend and have significant retained earnings. So you see this nice build in common equity.

Finally, just some of the numbers on the bottom. You can see these are familiar numbers. There is nothing unusual here. December 31, 2003 basically total debt to capital of under 20% and that should keep moving hopefully in the right direction. So with that I am going to bring Jay back and we will really bring you up to date as to current events, as to how the integration and what’s going on with the combination of the two businesses.

Jay S. Fishman, Chairman and CEO – The St. Paul Companies, Inc.

First, all of these slides by the way are available on either company’s website. I don’t think they will be here by the time you leave but they are available on the web. Generally, in the context of the transaction, perhaps the three questions that we get asked the most are: how are you doing from a timeline perspective? And the answer to that is, just fine. We have remaining just a couple of states that require regulatory approval. We have received approval from a number of them. There is still a couple left to go. The proxy statements are actually out in the mail. The special shareholders’ meetings are scheduled for both companies on March 19, and we do anticipate a closing in the early part of the second quarter. So we are very much on schedule.

Secondly, as you have done the work you have done and have been working together now, how do you feel about the combination? Do you feel as good about it as you did when you first started? And the answer is, we actually feel much better. The thing is really beginning to jell. When you watch the people work together and actually see them engage in the process you realize that a field underwriter and a field claims person in both organizations are actually remarkably similar and see the world in very, very similar ways and cultural dynamics will actually, we think, be quite easy and the numbers continue to point towards the original estimates that were put out in terms of expense savings and revenue enhancements. If any thing we feel better about them, so we feel very good about things as they have gone so far.

And then, lastly, occasionally, how are you two guys getting along? And the answer is, couldn’t be better. Bob and I have worked together for many years and really have as 50–50 a partnership with each other, as one can imagine. Our biggest argument here today was who was going to do this. I kept asking Bob to do it and he kept asking me to. So he is older so he won, but it really is a true partnership and I think the shareholders in the company and the employees will be served well by our ability to work together.

First, just in terms of the numbers, some of these are old slides but it is worth going back over. We do want to point out the commercial lines business is almost a clean double. St. Paul at $7.4, Travelers at $8.1 for a total of $15 billion. What’s nice about it is the diversification that comes out of the combination. First, we now have a specialty book of business that is just under $7 billion and a general book that is $8.6, so there is a very nice blend. We bring a disproportionate specialty business. Travelers brings the best general business in the industry. That diversity is good. We bring a very strong franchise in the UK and in Ireland. We bring a terrific short-tail only, short-tail only I say again, Lloyd’s franchise. All of those businesses quite profitable. Travelers is not in those marketplaces. Travelers brings the premier small commercial and national property franchises. So they fit together. The franchises fit together of these two businesses is really just exceptional. It brings us to a number two commercial lines carrier in the United States, but realistically, from an independent agency perspective, we are clearly number one. And I will show you some data in that regard in a moment. One of the interesting things that I think about is the ability to bring Travelers, a personal lines product which is the second largest now to the personal lines agency for us, to some of our agencies where we have not had that product. We are not in the personal lines business in any significant way. Not a number that we thought about or capitalized on but as we have talked to agents it is interesting that it has become more and more of a conversation. I think of that as a potential untapped opportunity for us. There is no company that offers a broader product line to the agency marketplace and is in a better position to respond to the inevitable continued consolidation that takes place at the agency level. So we feel just terrific about the franchise. $20 billion in premiums all in. In terms of the franchise size and strength we are number one in share in twenty-two states. We are number two in thirty-five states. So, we have a meaningful position and what I particularly like is that we have lower end shares in states that are particularly problematic for one reason or another. And so where we are doing business makes sense and the nature of the overlap produces an exceptionally strong franchise.

This is some information that we pulled together by doing nothing more than calling the top thirty agencies listed in business insurance and we had this done by a third party so that we wouldn’t know, from an antitrust perspective – neither of us would know the particular names of these agencies, but it was interesting. A lot of the questions that we were getting is do you not have agency shares that potentially would be so large as to be problematic that agents will either move business away from you or tend not to give you new business opportunities. I think if you add up the number of brokers included – it should say brokers and agents – I think it comes up to 16. Ten of the top thirty, interestingly enough, did not overlap. Ten of the top thirty either Travelers had a relationship and we had none, or we had a relationship and Travelers had none. So there was no increase in share obviously from the combination. And four, are in the process of combining and merging themselves. And what we did was we simply asked on a combined basis what share does this company have of your agency business on a pro forma basis and it was interesting that only one of the top thirty exceeded 20%. And it was just over 20%. And all the rest fell into as you can see 15 to 18 and 12 to 15 and these are very comfortable ranges for agents. These are not ranges that cause them to do anything dramatic or cause them to drive business elsewhere or cause them to react. We have been asked a fair amount about concentration and as we actually did these surveys and these interviews it really did make us feel better that we had data that we could present that was meaningful as well as pointing in the direction that in fact there was still business opportunities with these agents and we were not concerned about the level of concentration.

This is an original slide that we had prepared at the time of the merger and the only thing we have done is update the first call 2004 estimates for current numbers from the last time they were done on a simple pro forma combined basis. It is just under $3.2 billion of operating earnings. The expense savings are listed there on an after tax basis of 88 to 228 and that obviously is timed in over a number of years as they are realized. Same thing with the revenue synergies to the extent that we can realize them faster in either case it will improve the profitability. We do have to deal with purchase accounting adjustments. The largest of which is the mark-to-market and the bond portfolio. We don’t know what that will be. It is very sensitive to the intermediate interest rate environment on the day we close and depending upon what that, is some of our investment income will be reclassified as principal and cause a reduction in earnings. On a cash basis we are obviously immediately accretive depending upon what interest rates end up being on the day we close. We may or may not be from an EPS perspective immediately accretive or not, but we quickly, as the expense savings grow into that second year, achieve from an EPS perspective an accretion as well. So, we continue to feel very good and both Bob and I went through the basis on which we look at the 2004 numbers and we feel very good about the prospects for 2004.

In terms of how our process of putting these two companies together has been going, we have focused really on two very separate things. First, and most important is external. We often enjoy quoting Chuck Clark who is a forty-five year veteran up at Travelers and a real dean of our business who says look, step number one is for us to make sure one and one is two, and not one and a half. Sometime you can get caught up in making one and one three and that’s terrific but we got to make sure that things don’t get upset. So we have been very focused on how to organize at the regional level. We have adopted The St. Paul structure of having a regional executive in place. What amounts to a regional president, if you like. Not a renaissance underwriter, not someone who can underwrite all lines, but someone whose job it is to pull all these disparate business lines and product lines together into one unified marketing force. We will now have at last count twenty-two separate insurance P&L units that actually will be marketed out in the field and having a regional structure that allows that to be brought to the agent and allows that to be brought to the customer on a unified basis as opposed to twenty-two separate P&L silos we think is critical. So we have adopted that structure. We have named all the RVPs. I’ll take you through in a moment where we are from an identification of management perspective and we have gotten right down into how those people are going to be supported out in the field including making the decision of the lowest level at the underwriter and the claims level that we are not going to change very much at all. That our goal is for agents to view this transaction as seamless, as though nothing happened, and of course there is nothing that will cause an agent to think that something has happened more than the underwriter that has been calling on them suddenly goes away and a new underwriter appears. Or the people on whom they have come to depend for paying claims for their customers suddenly is somewhere else. So at the local field level there will be very few changes and in fact it is just in the management structure that we will gain those efficiencies in the early days. And what will ultimately happen – experience from ‘96 when Bob and I put Travelers and Aetna together would suggest that – eventually the agents themselves, because many of them will actually find themselves being called on by two people, will make the decision as to which person they would like to have call on them longer term. And that is fine with us. Our goal is to keep the customer and the agent happy however they choose it. So, very focused on aligning and organizing at the top and at the bottom of the organization from a field standpoint leaving everything very much in place.

Internally, our focus has been to get management identified and put in place as rapidly as possible. This is a time of anxiety throughout both of our organizations and the sooner people know what their futures are whether they are with the company or not with the company they can get on with their lives and move ahead. So, we have been very focused on doing just that. This actually will give you a sense of the extent of the announcements that we have made. We started with the senior executive level back when we announced the transaction in November. We have gone all the way down through right down to the first level management basically in every P&L organization that we have. We have also announced all the staff functions, finance, human resources. We have gone down as far as the bond business, the ocean marine business, inland marine, so all of the management teams at this point have been identified. And there is no confusion out in the organization as to whose is going to be running which business units and that has actually allowed the people to get back to work to attend to their respective business whether for Travelers or St. Paul and to keep these businesses going pending the conclusion of the transaction.

Of course, we have to have been attentive to getting them together. There are integration teams for virtually every function that one could imagine. Every business function, every staff function has an integration team. We have a senior management update on a weekly basis. We know what issues have to be dealt with and have to be confronted. Nothing is falling behind. The individual decisions are getting awfully finite at this point right down to individual business unit levels. Of course, key to all that is deciding on systems and systems integration. Step number one in this process has been to decide on which system will ultimately survive. That’s the way that one does conversions successfully we think in the property casualty business is not to create a third system but, in fact, to choose one or the other and as one renews policies to renew them on the selected system. So, you can see that we have actually finalized and announced a series of decisions in the section at the top. Our claims system will be the Travelers system. Our investments and payroll will be The St. Paul’s system. Human Resources will be St. Paul and we are nearing completion on what I would call the real core of the business: small and middle market, national property, that will be done within the next ten days, we think and ultimately announced and the specialty commercial and billing systems are probably the last to be concluded, but, in fact, will be decided before we close. Before we close we will know in each case which system will have been selected. The importance of getting those systems selected and picked allows you to begin to do some planning. We actually had picked the Travelers Claim System within a couple of weeks forming the integration team for the claim environment. We have actually scheduled the Train–the–Trainer Sessions which will begin in just a matter of weeks even before we close. We will be able to Train–the–Trainers on how to bring the Travelers Claim System to The St. Paul folks. Twelve months post closing the system will be able to absorb all new claims whether they come from the Travelers Policy Systems or from The St. Paul Systems. We actually have the ability to do consolidated reporting within thirty days. So, we are off and running and the Claims System, obviously, is one of the important ones. But every single system that we have has a plan and an orchestration similar to this and allows us to pull these two companies together quickly.

In summary, we think we are creating truly the Go–to–Market. When we sat with agents and brokers and we talk about it, the phrase that they use most frequently is “Powerhouse” and that’s really what they believe. That we are creating something that’s capable of responding to their needs in the broadest ways. Creating real value for them and for their customers and, hopefully, through that, creating real long–term shareholder value. So, with that, what questions can we answer?

Unidentified Audience Member

Thanks. Jay, can you talk about – you mentioned continuing consolidation in the industry. Does the new Travelers/St. Paul plan to participate in that and, especially, many people have the opinion that mergers and acquisitions in this area, in property casualty, don’t work. Can you speak to that and, then, secondly, on dividend policy?

Jay S. Fishman, Chairman and CEO – The St. Paul Companies, Inc.

You know, let me take the second one and then I’ll turn over to you, Bob, for looking forward. When, Bob and I in 1996 put Travelers and Aetna together, Travelers in 1995 made $383 million after tax. It was the 11th largest property casualty company at the time and it had an 11% return on equity and we thought that we had left the moon to get there. Aetna was basically at a break–even. Maybe it was making a couple hundred million dollars if you pushed the numbers around and yet, by putting them together in 1996, the combined company made $806 million after tax and that $806 million grew to $950 million and $1.15 billion and $1.25 billion over the following few years in what was the softest of soft markets. So, it would be hard to convince us that they don’t work. We, I think, are proud of the record that we put together there. We understand what the combination can mean, the level of leverage that exists, the expense savings, the ability to select the best of both managements. In fact, if you look at Travelers today, more than half of the field organization are people from the Aetna. We have to be committed to building the best. This is a difficult process to go through, but if you are committed to it, real value can be created. So, that’s just my reflection on how you can make these successful.

Robert I. Lipp, Chairman and CEO – Travelers Property Casualty Corp.

Yeah. Let me just second that in the sense that we have also seen opportunities that we all went through the last several years to do acquisitions and we stepped back because we didn’t feel that they had the appropriate level of potential for putting the two companies together and that’s not only price. I mean, we’ve seen a lot of bad acquisitions. But, it’s not only a question of price and I do remind you this is a merger of equals. We are actually coming together at no premium to either company and that makes it easier, I would say, for us to do the right thing as opposed to some of the less successful transactions. And essentially, too, you have to find organizations that are compatible and, I think, what Jay has done again, over the last couple of years to St. Paul – it’s a very different company and I don’t think we would have found a positive transaction a couple of years ago. But, we feel, quite differently, now.

Jay S. Fishman, Chairman and CEO – The St. Paul Companies, Inc.

Your question on the dividend policy. The dividend has been set. It’s specified in the proxy documents. It produces I think something – or it did when we set it at a mid twos dividend yield and our hope would be that we would increase the dividend as our earnings grow. There have certainly been failures in combinations of businesses of this nature but there have also been successes and we feel pretty good about this one.

Unidentified Audience Member

Warren Buffett once wrote in a Berkshire Hathaway Annual Report that when he was discussing insurance results quite often the person would say something to the effect that well -- if it hadn’t been for a hurricane we would have had a great year. And the next year if it hadn’t been for the tornado in Kansas it would have been a great year. And I notice that when you were talking about Travelers here if it hadn’t been for the asbestos you would probably have had a great year. And I know that it is impossible to forecast what type of disaster you may be having, but what part does this play in your planning and, with some of this knock, some of the optimistic earnings projections down to more realistic levels.

Jay S. Fishman, Chairman and CEO – The St. Paul Companies, Inc.

Both Bob and I endorse the notion that there is no such thing as ‘but for’ earnings – ‘but for’ all these things that happen to us they would have been OK. We made an 11.6% return on equity, all in – it was OK, disappointing, but OK. Bob made a 17% return on equity, all in – that’s pretty good I think. Notwithstanding whatever challenges or problems confronted the Travelers, the results have been pretty strong over a very long period of time. And we are still a company that is still, I would say, in partial repair. And that’s an appropriate comment on us. One of the reasons both of us think that this makes sense is that in our business there will inevitably be things that will occur to you that you do not anticipate. We deal in promises and contracts that last longer than most people even think and it is difficult to price for everything that occurs. And so as things happen, whether good or bad, the good ones are always easy to absorb. The bad ones are always a little more challenging and it’s far easier to do that when you have $3 billion of pro forma earnings then when you have, in my case, $1 billion in pro forma or in Bob’s case $2 billion, and I think that the ability to have that greater earnings profile allows one to absorb the inevitable events that will occur in our business. It’s the nature of our business, and I think frankly that Sarbanes-Oxley has in fact exacerbated that. I have talked about that for the past two years. That the demands of closing the books and signing on the bottom line that you certify to the financial statements personally does tend to raise the focus of attention to detail inadequacy of reserve position and I think that is something that will happen across our industry and, in fact, it already has. I don’t think there is a single property casualty company that’s coming in these two days that hasn’t had a serious prior period reserve action in the past two years. So, I don’t think it is unique to us and I think that’s one of the reasons why bigger actually is better. Just to be able to absorb those kinds of events.

Unidentified Audience Member

Can you just speak to – there was an asbestos development this morning I forgot, maybe Jay remembers – USG? – OK, the other question is what is your appetite right now for short-tail only Lloyd’s business and does that fluctuate.

Jay S. Fishman, Chairman and CEO – The St. Paul Companies, Inc.

We operate in four areas of Lloyds. We operate in aviation, insurance property, marine and we have an accident and health syndicate that is personal lines only. The nice thing about Lloyds, particularly on the short lines basis is that as pricing allows you can move in more aggressively and as pricing doesn’t allow you can move away. It is a highly broker driven marketplace and you don’t have to worry about agency relationships in quite the same way. The aviation market has given way a little bit, looking into the 2004 renewals, so we backed off a little bit from the commercial aviation business and got a little more involved in the general aviation insurance business. But marine and property continue very robust, and actual first month of this year marine losses, thankfully which we have been virtually uninvolved in, have been substantial and as a consequence marine rates continue to be robust. So we are in Lloyds in those segments. We like it. Good returns. Lots of market flexibility.

Thank you for having us. We appreciate it.